Exhibit 99.4

Condensed Separate Interim Financial

Information as of June 30, 2018

The information contained in these financial information constitutes a translation of the financial information published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Condensed Separate Interim Financial Information as at June 30, 2018 (unaudited)

Condensed Separate Interim Financial Information as at June 30, 2018 (unaudited)

Somekh Chaikin

KPMG Millennium Tower

17 Ha-Arbaa Street, PO Box 609

Tel Aviv 6100601, Israel

800068403

To:

The Shareholders of “Bezeq”- The Israel Telecommunication Corporation Ltd.

Subject:	Special auditors’ report on separate interim financial

information according to Regulation 38D of the Securities

Regulations (Periodic and Immediate Reports) – 1970

Introduction

We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq”- The Israel Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of June 30, 2018 and for the six-month and three-month period then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information of an investee company the investment in which amounted to NIS 71 million as of June 30, 2018, and the loss from this investee company amounted to NIS 18 million and NIS 7 million for the six-month and three-month periods then ended, respectively. The financial statements of that company were reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial statements of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information was not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Emphasis of Matter

Without qualifying our abovementioned conclusion, we draw attention to Note 8.1, which refers to Notes 1.2.1 and 1.2.2 to the annual consolidated financial statements of 2017, regarding the Israel Securities Authority’s (ISA) investigation of the suspicion of committing offenses under the Securities’ Law and Penal Code, in respect to transactions related to the controlling shareholder, and the transfer of the investigation file to the District Attorney’s Office, and regarding the opening of a joint investigation by the Securities Authority and the Unit for Combating Economic Crime at Lahav 433. As stated in the above note, at this stage, the Company is unable to assess the effects of the investigations, their findings and their effect on the Company and its officers, on the evaluation of the internal controls of the Company, and on the financial statements and on the estimates used in the preparation of these financial statements, if any.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 5.

Somekh Chaikin

Certified Public Accountants (Isr.)

August 22, 2018

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Condensed Separate Interim Financial Information as at June 30, 2018 (unaudited)

Condensed Separate Interim Information of Financial Position

	June 30, 2018*	June 30, 2017	December 31, 2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Assets
Cash and cash equivalents	632	1,284	1,769
Investments	1,658	-	275
Trade receivables	710	695	685
Other receivables	224	204	172
Eurocom DBS Ltd, an affiliate	25	56	43
Loans granted to investees	100	97	69
Investment in DBS debentures	-	203	202
Total current assets	3,349	2,539	3,215

Trade and other receivables	101	110	121
Property, plant and equipment	4,975	4,934	4,933
Intangible assets	227	220	224
Investment in investees	7,306	7,085	6,958
Loans granted to investees	191	138	196
Right of use assets - see Note 1.3	302	-	-
Investment in DBS debentures	-	461	257
Non-current and other investments	143	128	141
Investment property - see Note 8.5	130	-	-
Total non-current assets	13,375	13,076	12,830

Total assets	16,724	15,615	16,045

Condensed Separate Interim Financial Information as at June 30, 2018 (unaudited)

Condensed Separate Interim Information of Financial Position (contd.)

	June 30, 2018*	June 30, 2017	December 31, 2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Liabilities
Debentures, loans and borrowings	1,775	748	1,589
Loan from an investee	-	105	-
Trade and other payables	604	501	604
Current tax liabilities	-	104	148
Employee benefits	306	257	223
Current maturities for lease liabilities - see Note 1.3	100	-	-
Provisions (Note 5)	74	48	59
Total current liabilities	2,859	1,763	2,623

Debentures and loans	10,185	10,524	10,223
Loans from a subsidiary	755	475	570
Employee benefits	225	220	229
Current lease liabilities - see Note 1.3	212	-	-
Derivatives and other liabilities	193	241	220
Deferred tax liabilities	38	67	36
Total non-current liabilities	11,608	11,527	11,278

Total liabilities	14,467	13,290	13,901

Capital
Share capital	3,878	3,878	3,878
Share premium	384	384	384
Reserves	331	294	305
Deficit	(2,336)	(2,231)	(2,423)
Total equity attributable to equity holders of the Company	2,257	2,325	2,144
Total liabilities and equity	16,724	15,615	16,045

Shlomo Rodav	Stella Handler	Yali Rothenberg
Chairman of the Board of Directors	CEO	Bezeq Group CFO

Date of approval of the financial statements: August 22, 2018

*	See Note 1.3 concerning early application of IFRS 16 - Leases

The attached notes are an integral part of these condensed separate interim financial information.

Condensed Separate Interim Financial Information as at June 30, 2018 (unaudited)

Condensed Separate Interim Information of Profit or Loss

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2018*	2017	2018*	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues (Note 2)	2,127	2,136	1,064	1,058	4,244

Costs of activities
Salaries	460	444	232	220	891
Depreciation and amortization	415	357	211	177	728
Operating and general expenses (Note 3)	285	331	145	166	677
Other operating expenses (income), net (Note 4)	107	(5)	89	(1)	(23)
	1,267	1,127	677	562	2,273

Operating profit	860	1,009	387	496	1,971
Financing expenses (income)
Financing expenses	254	186	127	89	439
Financing income	(14)	(12)	(8)	(7)	(36)
Financing expenses, net	240	174	119	82	403

Profit after financing expenses, net	620	835	268	414	1,568
Company’s share in (losses) earnings of investees, net	(10)	72	(7)	41	63
Profit before income tax	610	907	261	455	1,631
Income tax	155	199	66	97	396
Profit for the period attributable to the owners of the Company	455	708	195	358	1,235

Condensed Separate Interim Information of Comprehensive Income

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Profit for the period	455	708	195	358	1,235
Items of other comprehensive income (loss), net of tax	26	(8)	5	(14)	(8)

Total comprehensive income for the period attributable to equity holders of the Company	481	700	200	344	1,227

*	See Note 1.3 concerning early application of IFRS 16 - Leases

The attached notes are an integral part of these condensed separate interim financial information.

Condensed Separate Interim Financial Information as at June 30, 2018 (unaudited)

Condensed Separate Interim Information on Cash Flows

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2018*	2017	2018*	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	455	708	195	358	1,235
Adjustments:
Depreciation and amortization	415	357	211	177	728
Company’s share in (earnings) losses of investees, net	10	(72)	7	(41)	(63)
Financing expenses, net	232	165	118	78	358
Capital gain, net	(4)	(19)	(3)	(14)	(65)
Income tax expenses	155	199	66	97	396

Change in trade and other receivables	(50)	10	14	(5)	61
Change in trade and other payables	(18)	(62)	(115)	(95)	2
Change in provisions	15	-	10	(2)	11
Change in employee benefits	78	(6)	78	6	(37)
Miscellaneous	-	1	(1)	1	6
Net cash (used in) from operating activities due to transactions with subsidiaries	8	(33)	10	(7)	(39)

Net income tax paid	(273)	(183)	(83)	(88)	(368)
Net cash from operating activities	1,023	1,065	507	465	2,225
Cash flows from investment activities
Investment in intangible assets and other investments	(59)	(51)	(29)	(25)	(110)
Proceeds from the sale of property, plant and equipment	29	26	22	16	94
Investment in bank deposits and others	(1,934)	-	(764)	-	(276)
Proceeds from payment of bank deposits and others	558	546	482	546	547
Payment of license fees for the Sakia complex	(112)	-	(112)	-	-
Payment of betterment tax for sale of the Sakia complex	(80)	-	(80)	-	-
Investment in DBS debentures	-	-	-	-	(20)
Return on investment in DBS debentures	-	-	-	-	194
Purchase of property, plant and equipment	(348)	(378)	(172)	(194)	(715)
Miscellaneous	9	(26)	5	(19)	(12)
Net cash from investment activities due to transactions with subsidiaries	80	(98)	121	8	5
Net cash flows from (used in) investment activities	(1,857)	19	(527)	332	(293)

Condensed Separate Interim Financial Information as at June 30, 2018 (unaudited)

Condensed Separate Interim Information of Cash Flows (contd.)

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2018*	2017	2018*	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flow from finance activities
Issue of debentures and receipt of loans	320	1,418	-	1,418	2,517
Repayment of debentures and loans	(175)	(842)	(175)	(618)	(1,363)
Dividends paid	(368)	(578)	(368)	(578)	(1,286)
Payment to Eurocom DBS for acquisition of DBS shares and loans	-	(61)	-	-	(61)
Interest paid	(203)	(174)	(197)	(159)	(397)
Principal and interest payment on lease	(62)	-	(29)	-	-
Net cash from financing activities for transactions with subsidiaries	185	255	45	150	245
Net cash from (used for) financing operations	(303)	18	(724)	213	(345)
Net increase (decrease) in cash and cash equivalents	(1,137)	1,102	(744)	1,010	1,587
Cash and cash equivalents at beginning of period	1,769	182	1,376	274	182
Cash and cash equivalents at the end of the period	632	1,284	632	1,284	1,769

*	See Note 1.3 concerning early application of IFRS 16 - Leases

The attached notes are an integral part of these condensed separate interim financial information

Condensed Separate Interim Financial Information as at June 30, 2018 (unaudited)

Notes to the Condensed Separate Interim Financial Information

1.	Manner of preparing financial information

1.1	Definitions

“The Company”: Bezeq The Israel Telecommunication Corporation Limited

“Investee”, the “Group”, “Subsidiary”: as these terms are defined in the Company’s consolidated financial statements for 2017.

1.2	Principles used for preparing financial information

The condensed separate interim financial information is presented in accordance with Regulation 38(D) of the Securities Regulations (Periodic and Immediate Reports),1970 (“the Regulation”) and the Tenth Addendum of the Securities Regulations (Periodic and Immediate Reports),1970 (“the Tenth Addendum”) with respect to the separate interim financial information of the corporation. They should be read in conjunction with the separate financial information for the year ended December 31, 2017 and in conjunction with the condensed interim consolidated financial statements as at June 30, 2018 (“the Consolidated Financial Statements”).

The accounting policies used in preparing these condensed separate interim financial information are in accordance with the accounting policies set out in the separate financial information as of and for the year ended December 31, 2017.

1.3	First-time Application of Accounting Standards

As of January 1, 2018, the Company is applying early adoption of IFRS 16 (the “Standard”).

For further information concerning the first-time adoption of IFRS 15 see Note 3.1 to the Consolidated Financial Statements.

The tables below present a breakdown of the effects on the condensed consolidated interim statement of financial position as at June 30, 2018 and on the condensed consolidated statement of income and interim statement of cash flows for the six and three months then ended, assuming that the Company’s previous policy regarding operational leases would have continued in this period.

Effect on the condensed interim statement of financial position as at June 30, 2018:

	Per the previous policies	Change	Per IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Other receivables	226	(2)	224
Right of use assets	-	302	302
Trade and other payables	616	(12)	604
Current maturities of lease liabilities	-	100	100
Non-current leasing liabilities	-	212	212
Capital	2,257	-	2,257

Condensed Separate Interim Financial Information as at June 30, 2018 (unaudited)

Effect on the interim statement of income for the six months ended June 30, 2018:

	Per the previous policies	Change	Per IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
General and operating expenses	331	(46)	285
Depreciation and amortization costs	371	44	415
Operating profit	858	2	860
Financing expenses, net	238	2	240
Profit after financing expenses	620	-	620
Profit for the period	455	-	455

Effect on the interim statement of income for the three months ended June 30, 2018:

	Per the previous policies	Change	Per IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
General and operating expenses	168	(23)	145
Depreciation and amortization costs	189	22	211
Operating profit	386	1	387
Financing expenses, net	118	1	119
Profit after financing expenses	268	-	268
Profit for the period	195	-	195

Effect on the interim statement of cash flows for the six months ended June 30, 2018:

	Per the previous policies	Change	Per IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Net cash from operating activities	975	48	1,023
Net cash used for investing activities	(1,871)	14	(1,857)
Net cash used for financing activities	(241)	(62)	(303)

Effect on the interim statement of cash flows for the three months ended June 30, 2018

	Per the previous policies	Change	Per IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Net cash from operating activities	485	22	507
Net cash used for investing activities	(534)	7	(527)
Net cash used for financing activities	(695)	(29)	(724)

For information regarding the first time application of additional accounting standards see Note 3.2 to the Consolidated Financial Statements.

Condensed Separate Interim Financial Information as at June 30, 2018 (unaudited)

2.	Revenues

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2018	2017*	2018	2017*	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Internet - infrastructure	799	763	403	381	1,544
Fixed-line telephony	593	654	291	320	1,281
Transmission and data communication	491	494	244	244	975
Cloud and digital services	128	113	66	57	230
Other services	116	112	60	56	214
	2,127	2,136	1,064	1,058	4,244

*	Cloud and digital services were reclassified and presented separately to reflect the changes in revenue mix.

3.	Operating and General Expenses

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Maintenance of buildings and sites*	65	92	31	45	185
Marketing and general	89	86	49	44	188
Interconnectivity and payments to communications operators	55	60	27	29	118
Services and maintenance by sub-contractors	40	36	20	19	73
Vehicle maintenance*	15	35	8	17	69
Terminal equipment and materials	21	22	10	12	44
	285	331	145	166	677

*	See Note 1.3 concerning early application of IFRS 16 - Leases

4.	Other operating expenses (income), net

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Provision for severance pay in voluntary redundancy	93	12	81	12	23
Capital gain from the sale of property, plant and equipment (mainly real estate)	(4)	(19)	(3)	(14)	(65)
Others	18	2	11	1	19
Total operating income, net	107	(5)	89	(1)	(23)

Condensed Separate Interim Financial Information as at June 30, 2018 (unaudited)

5.	CONTINGENT LIABILITIES

5.1	During the normal course of business, legal claims are filed against the Company or there are various pending claims against the Company (“in this section: “Legal Claims”).

In the opinion of the Company’s management, based, inter alia, on legal opinions as to the likelihood of success of these litigations, the financial statements include appropriate provisions in the amount of NIS 74 million, where provisions are required to cover the exposure arising from such litigation.

At June 30, 2018:

Provision	* Amount of additional exposure for which probability of realization cannot be foreseen	* Exposure for claims that cannot as yet be assessed
NIS million
74	3,397 (1)	2,231 (2)

*	CPI-linked, before interest

Furthermore, other claims have been filed against the Company as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be quantified as the exact amounts of the claims are not stated in the claims.

1)	Including exposure of NIS 2 billion for a motion to certify a class action filed by a shareholder against the Company and officers in the Company, claiming Company reporting failures concerning the wholesale market and decrease in interconnect fees, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (depending on the method to be determined for calculating the damage).

2)	Including two motions for certification of class action suits, for a total amount of NIS 1.8 billion, filed in June 2017 against the Company, officers of the Group and companies of the group that is the controlling shareholder of the Company, concerning the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. Pursuant to the court’s decision, a consolidated motion is expected to be filed, replacing these two motions. Attorney General’s request, a stay of the proceedings was granted until August 22, 2018. On August 21, 2008, the Attorney General requested to again update the court by December 31, 2018 regarding possible progress of the proceeding. The court’s ruling in this matter has not yet been given.

5.2	See Notes 11.2 to 11.4 to the Annual Financial Statements for 2017 with regard to additional proceedings against the Company and its officers.

For further information concerning contingent liabilities see Note 8 to the Consolidated Financial Statements.

6.	Dividends from investees

6.1	In May 2018, Bezeq International Ltd. paid a cash dividend to the Company, which was announced in March 2018, in the amount of NIS 58 million.

6.2	In May 2018, Pelephone paid a cash dividend to the Company, which was announced in March 2018, in the amount of NIS 45 million.

6.3	In August 2018 the board of directors of Pelephone decided to distribute a dividend to the Company in the amount of NIS 16 million in October 2018.

6.4	In August 2018 the board of directors of Bezeq International decided to distribute a dividend to the Company in the amount of NIS 44 million in October 2018.

Condensed Separate Interim Financial Information as at June 30, 2018 (unaudited)

7.	Inter-company loans

7.1	On January 15, 2018, the Company received a loan from Pelephone in the amount of NIS 140 million. The loan bears annual interest of 3.48 % and is repayable in four equal annual installments commencing from December 1, 2022.

7.2	On February 12, 2018, the Company provided a loan to Bezeq International in the amount of NIS 95 million. The loan bears annual interest of 2.61 % and is repayable in four equal annual installments commencing from February 12, 2019.

7.3	On May 30, 2018, the Company received a loan from Pelephone in the amount of NIS 45 million. The loan bears annual interest of 3.48 % and is repayable in four annual installments commencing from December 1, 2022.

7.4	With regard to the loans provided to DBS as capital and additional investment in capital, see Note 4.2.7 to the Consolidated Financial Statements.

8.	Events during and subsequent to the Reporting Period

8.1	For further information concerning the Securities Authority and police investigations see Note 1.2 to the Consolidated Financial Statements.

8.2	For further information concerning an engagement for the issue of debentures and receipt of a loan see Note 15.4 to the Consolidated Financial Statements.

8.3	With regard to the conversion of the Company’s investment in DBS debentures (Series B) into DBS share capital in February 2018, see Note 13.4 to the Consolidated Financial Statements.

8.4	With regard to the second conditional consideration to Eurocom DBS, based on DBS’s business results and the estimated fair value of the amount that is expected to be returned to the Company from surplus advance payments made, see Note 4.2.1 to the Consolidated Financial Statements.

8.5	For further information concerning the Company’s engagement in an agreement for the sale of a property in the Sakia complex, see Note 7 to the Consolidated Financial Statements.

8.6	For further information concerning employee retirement see Note 15.1 to the Consolidated Statements.